Exhibit 11

ITT EDUCATIONAL SERVICES, INC.
COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE

(In thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002

Net income	$9,845	$6,753	$18,527	$13,160

Shares:
Weighted average number of shares of common stock outstanding (a)	44,830	45,925	44,922	46,037

Shares assumed issued
(less shares assumed purchased for treasury) on stock options (a)	1,091	1,230	1,060	1,162

Outstanding shares for diluted earnings per share calculation (a)	45,921	47,155	45,982	47,199

Earnings per common share (a):
Basic	$0.22	$0.15	$0.41	$0.29
Diluted	$0.21	$0.14	$0.40	$0.28

(a)  Earnings per common share and the number of shares in all prior periods have been restated to reflect the two-for-one stock split declared on May 10, 2002 that became effective on June 6, 2002.